****AH 3/5/2003**

Nb 3/7/03

RECEIVED SEC MAIL PROCESSING SECTION
MAR 0 3 2003
WASH, D.C. 208

UNITE[D STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

03014470

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 26408 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LESKO SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

| BINGHAMTON | NEW YORK | 13901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN STEBBINS (607) 724-2421
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STELLA & GETTY, CPAS
(Name — *if individual, state last, first, middle name*)

| 3001 EAST MAIN STREET | ENDWELL | NEW YORK | 13760 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KY

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, CHARLES LESKO, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LESKO SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and sworn to before me this 21st day ~~January~~ February, 2003

Signature

PRESIDENT

Title

Notary Public

DEBORAH WILSON
Notary Public, State of New York
No.01WI6007085
Qualified in Broome County
My commission expires May 18, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF LESKO FINANCIAL SERVICES, INC.)

53 Chenango Street
Second Floor
Binghamton, New York 13901

DECEMBER 31, 2002 AND 2001

A DELAWARE CORPORATION
Organized November 5, 1980

| STOCKHOLDERS | SHARES |
|---|---|
| Lesko Financial Services, Inc. | 100 |
| | === |

OFFICERS

Charles Lesko, Jr. - President & Secretary
Deborah Wilson - Vice-President

LESKO SECURITIES, INC.

INDEX

**STELLA & GETTY, CPAs**

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 14, 2003

Stockholders and Board of Directors
Lesko Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the Statements of Financial Condition of Lesko Securities, Inc. (A Wholly-owned Subsidiary of Lesko Financial Services, Inc.) as of December 31, 2002 and 2001, and the related Statements of Income, Retained Earnings, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

| | 2002 | 2001 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $148,684 | $142,920 |
| Receivable From Brokers and Dealers | 16,310 | 3,640 |
| Mutual Fund Concessions Receivable | 113,740 | 107,552 |
| Accounts Receivable - Other | 7,702 | 6,656 |
| Marketable Securities (At Market, Cost $7,147 and $3,847 Respectively) | 5,447 | 3,108 |
| Deposit with Clearing Broker | 10,000 | 80,000 |
| Federal Tax Refund Due | 4,852 | -0- |
| Prepaid Expenses | 9,361 | 5,588 |
| TOTAL CURRENT ASSETS | 316,096 | 349,464 |
| PROPERTY | | |
| Equipment | 4,723 | 4,723 |
| Less: Accumulated Depreciation | (4,059) | (3,198) |
| PROPERTY - NET | 664 | 1,525 |
| OTHER ASSETS | | |
| Note Receivable - Parent Corp. | -0- | 7,002 |
| Deferred Tax Asset | 10,780 | 1,028 |
| Investment Private Placement Offering (At Cost) | -0- | 3,300 |
| TOTAL OTHER ASSETS | 10,780 | 11,330 |
| TOTAL ASSETS | $327,540 | $362,319 |

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

LIABILITIES & STOCKHOLDERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Deposits Held | $ -0- | $ 4,000 |
| Note Payable | 6,042 | -0- |
| Commissions Payable | 94,905 | 71,245 |
| Due To Parent Corp. | 68,886 | 68,506 |
| Accrued Expenses | 5,172 | 2,996 |
| TOTAL CURRENT LIABILITIES | 175,005 | 146,747 |
| COMMITMENTS | | |
| STOCKHOLDERS' EQUITY | | |
| Common Stock, No Par Value; 1,000 shares authorized, 100 shares issued and outstanding | 10,200 | 10,200 |
| Retained Earnings | 142,335 | 205,372 |
| TOTAL STOCKHOLDERS' EQUITY | 152,535 | 215,572 |
| TOTAL LIABILITIES & EQUITY | $327,540 | $362,319 |
| | ======== | ======== |

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| REVENUES | 2002 | 2001 |
|---|---|---|
| Commissions - Securities | $ 289,550 | $ 299,132 |
| Commissions - Other | 6,774 | 5,359 |
| Revenues - Fee Based | 18,669 | 28,925 |
| Revenue from Sale of Investment Company Shares | 1,470,149 | 1,536,213 |
| Interest and Dividends | 1,495 | 3,977 |
| Miscellaneous Income | 704 | 18 |
| Unrealized (Loss) on Securities | (962) | (1,232) |
| TOTAL REVENUES | 1,786,379 | 1,872,392 |
| EXPENSES | | |
| Voting Stockholder Commissions | 225,578 | 325,041 |
| Registered Representatives' Commissions | 744,043 | 681,953 |
| Rents and Services | 738,418 | 780,676 |
| Regulatory Fees | 10,682 | 11,262 |
| Continuing Education | 3,475 | -0- |
| Insurance | 11,118 | 7,743 |
| Interest Expense | 932 | -0- |
| Depreciation | 861 | 1,279 |
| Office Expenses | 4,406 | 4,710 |
| Professional Fees | 4,672 | 4,500 |
| Dues and Subscriptions | 4,926 | 3,187 |
| Computer Services | 23,553 | 20,678 |
| Exchange Fees | 8,802 | 10,343 |
| Arbitration Fees and Settlement | 82,194 | 14,507 |
| TOTAL EXPENSES | 1,863,660 | 1,865,879 |
| INCOME BEFORE PROVISION FOR TAXES | (77,281) | 6,513 |
| PROVISIONS FOR TAXES | | |
| Current | (4,492) | 1,253 |
| Deferred | (9,752) | 1,872 |
| TOTAL TAXES ON INCOME | (14,244) | 3,125 |
| NET INCOME (LOSS) | (63,037) | 3,388 |
| RETAINED EARNINGS, BEGINNING OF YEAR | 205,372 | 201,984 |
| RETAINED EARNINGS, END OF YEAR | $ 142,335 | $ 205,372 |

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

There were no liabilities subordinated to claims of General Creditors for the years ended December 31, 2002 and 2001.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income (Loss) | $(63,037) | $ 3,388 |
| Adjustments to reconcile Net Income (Loss) to Net Cash Provided by Operating Activities: | | |
| Depreciation | 861 | 1,279 |
| Unrealized Loss on Securities | 962 | 1,232 |
| (Increase)Decrease in Accounts Receivable | (19,904) | 10,907 |
| (Increase) in Prepaid Expenses | (8,625) | (5,282) |
| Decrease in Other Assets | 60,248 | 1,872 |
| (Decrease) in Deposits Held | (4,000) | (1,818) |
| Increase (Decrease) in Accounts Payable and Accrued Expenses | 26,215 | (26,913) |
| NET CASH (USED IN) OPERATING ACTIVITIES | (7,280) | (15,335) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Borrowing | 6,042 | -0- |
| Loan to Related Party | 7,002 | (7,002) |
| NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES | 13,044 | (7,002) |
| NET INCREASE(DECREASE) IN CASH | 5,764 | (22,337) |
| CASH - BEGINNING OF YEAR | 142,920 | 165,257 |
| CASH - END OF YEAR | $148,684 | $142,920 |
| | ======== | ======== |

See Auditor's Report and Accompanying Notes.

EXHIBIT D
(Cont'd)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | 2002 | 2001 |
|---|---|---|
| Cash paid during the year for: | | |
| Interest | $ -0- | $ -0- |
| Income Taxes | $ 480 | $ 1,393 |

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

None to report.

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the Statement Of Cash Flows, cash consists of cash in bank, cash used for trading activities, and cash invested in money market funds.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations and Concentrations of Credit Risk

Lesko Securities, Inc. sells investments primarily to customers in the Southern Tier of New York State.

### Income Taxes

Income taxes are provided based on the income reported in the financial statements.

### Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

## NOTE 2 COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. ninety percent (90%) of all revenues actually paid to the Company after allowances for commissions due registered representatives. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $732,418 and $777,676 for the years ended December 31, 2002 and 2001 respectively.

The company paid $6,000 and $3,000 in 2002 and 2001, respectively to an unrelated party for rental space.

(Continued)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

## NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $77,979 and $149,108, respectively, which was $27,979 and $99,108, respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.2 to 1 in 2002 and 1.5 to 1 in 2001 .

## NOTE 4 NOTE PAYABLE - WELLS FARGO BANK

Line of credit agreement secured by personal guarantee of Charles Lesko, Jr. Note bears interest at prime plus 4.5% per annum. The parent corporation is the primary debtor on the loan approved for $50,000. Available credit at 12/31/02 was $8,221.

## NOTE 5 TAXES ON INCOME

Current year tax provision includes $4,852 of Federal income taxes refundable due to a net operating loss carryback.

Deferred tax assets result from a net operating loss carryforward to future tax years and accrued commission expense not deducted for income tax purposes.

The Company has a Federal net operating loss carryforward of $42,695 which expires in 2022.

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/02

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 152,535 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 152,535 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 152,535 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 71,516 | 3540 | | | |
| B. Secured demand note deficiency | | 3590 | | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | | |
| D. Other deductions and/or charges | | 3610 | ( | 71,516 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | $ | 81,019 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | | |
| A. Contractual securities commitments | $ | 3660 | | | |
| B. Subordinated securities borrowings | | 3670 | | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | | 3735 | | | |
| 2. Debt securities | | 3733 | | | |
| 3. Options | | 3730 | | | |
| 4. Other securities | 3,040 | 3734 | | | |
| D. Undue Concentration | | 3650 | | | |
| E. Other (List) | | 3736 | ( | 3,040 ) | 3740 |
| 10. Net Capital | | | $ | 77,979 | 3750 |

OMIT PENNIE

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER** LESKO SECURITIES, INC. as of 12/31/02

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 11,667 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 50,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 50,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 27,979 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 60,478 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 175,005 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. | Total aggregate indebtedness | | | $ 175,005 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 224 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % N/A | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIES

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The following schedules are not required:

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

An exemption from Rule 15c3-3 is claimed based on sections (K) (2)(i),special account for exclusive benefit of customers. All customer transactions cleared through another broker - dealer on a fully disclosed basis. The clearing firm on December 31, 2002 was Fiserv Securities, Inc.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

RECONCILIATION OF THE COMPUTATION OF

NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2002

| | Audit Report | Unaudited Part II A Filing |
|---|---|---|
| Total Ownership Equity from the Statement of Financial Condition | $152,535 | $138,890 |
| Reconciliation: | | |
| Audit adjustment (due to Accrued Income and Expenses) for the year ending December 31, 2002 | -0- | 13,645 |
| | 152,535 | 152,535 |
| Non-allowable Assets | (71,516) | (49,790) |
| Adjustments of Non-allowable Assets | -0- | (21,726) |
| Haircuts on Securities | (3,040) | (2,590) |
| Adjustments of Haircuts on Securities | -0- | (450) |
| | $ 77,979 | $ 77,979 |

See Auditor's Report and Accompanying Notes.

**STELLA & GETTY, CPAs**

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 14, 2003

Mr. Charles Lesko, Jr., President
Lesko Securities, Inc.

We have audited the financial statements of Lesko Securities, Inc. (A wholly-owned Subsidiary of Lesko Financial Services, Inc.) for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 14, 2003. As part of our audits, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may never the less occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lesko Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Stella & Getty

STELLA & GETTY, CPAs